FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of March 2007

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.
Form 20–F ☑       Form 40–F ☐
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

Quarterly Financial Report First Quarter 2007
Contents

Pfeiffer Vacuum Overview

		Q1 2007	Q1 2006	Change

Results
Total sales	K €	46,717	43,662	7.0%
Germany	K €	13,393	12,150	10.2%
Other countries	K €	33,324	31,512	5.8%
Operating profit	K €	12,217	10,695	14.2%
Net income	K €	8,031	6,546	22.7%
Return on sales	%	17.2	15.0
Operating cash flow	K €	7.154	5,245	36.4%
Capital expenditures	K €	351	487	(27.9)%
Earnings per share	K €	0.90	0.75	20.0%

Workforce
Workforce		675	687	(1.7)%
Germany		502	507	(1.0)%
Other countries		173	180	(3.9)%
Sales per employee	K €	69	64	7.8%

		March 31, 2007	December 31, 2006	Change

Balance sheet
Total assets	K €	178,775	168,670	6.0%
Cash and cash equivalents	K €	82,114	75,354	9.0%
Number of shares issued		8,970,600	8,970,600	—
Shareholders’ equity	K €	146,967	138,972	5.8%
Equity ratio	%	82.2	82.4
This quarterly financial report has been prepared in accordance with International Financial Reporting Standards (IFRS). Throughout this report, all percentages are calculated based on amounts in thousands €.
The quarterly financial report as of March 31, 2007 is unaudited.

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV
•	International Securities Identification Number:	ISIN DE0006916604
•	Reuters Symbol:	PV.DE
•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV
•	International Securities Identification Number:	ISIN US7170671025
•	Number of shares issued:	8,970,600 (including 127,076 treasury stock)
•	Free-float as of March 31, 2007:	100%
•	Market capitalization as of March 31, 2007:	€ 611.3 million
On the stock exchange in Frankfurt, Pfeiffer Vacuum share performance virtually paralleled the positive TecDAX development in the first three months of 2007. While the TecDAX advanced by 11.6% from 759 to 847 points, Pfeiffer Vacuum shares increased by 5.0%. On January 2, 2007, the shares opened at € 64.89 and closed on March 30, 2007, at € 68.14. The high for the first quarter 2007 was € 70.74 on February 2, 2007. The low for the period was recorded on February 28, 2007 with € 56.72.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, reflect changes in the share price and changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2007. The ADRs opened on January 3, 2007, at a price of US$ 88.33 and closed on March 30, 2006, at US$ 90.86. The first quarter’s high was recorded on February 2, 2007 with US$ 91.06 whereas the low for the period was US$ 78.06 on March 5, 2007.
As one of the highest dividend issuers in the TecDAX, Pfeiffer Vacuum distributed a dividend to its shareholders for the eighth year in a row in 2006 (€ 1.35 per share for fiscal year 2005). Management Board and Supervisory Board will propose a dividend of € 2.50 per share (+85.0%) for the fiscal year 2006 at the forthcoming shareholders meeting on May 31, 2007.

Interim Management Report
In the first quarter of 2007, Pfeiffer Vacuum was again successful to increase significantly both, sales and operating profit. The Company’s net sales increased by 7.0% to € 46.7 million and the net income was € 8.0 million, up 22.7% from the previous year’s period.
Overall Economic Environment and Industry Situation
After the forecasts were corrected, the experts now expect a worldwide economic growth rate of 4.7%, slightly below the development in 2006. A marginal slow down is generally expected for the European economies, too. But according to the current outlook, this slow down will not be as considerable as assumed originally, especially in Germany.
The competitive situation in the vacuum industry and the competitive pressure in the vacuum market will remain unchanged, as compared to the year 2006. In our opinion, Pfeiffer Vacuum’s sales increase in the first quarter of 2007 approximately reflects the development in the vacuum industry.
Business
Our business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems.
Sales
Presented below are net sales by segment, by region and by product for the periods ended March 31, 2007 and 2006. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company. In net sales by segment, the sales of the German company generated through direct shipments to agents and/or customers outside Germany are significantly higher than German sales by region. Net sales in the U.S.A. region and the U.S.A. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.

Interim Management Report
Sales by Segment (Companies)
Our subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended
	March 31,
K €	2007	2006

Net sales
Germany	21,888	19,209
Europe (excluding Germany)	12,788	12,549
United States	11,218	10,869
Asia	823	1,035

Total	46,717	43,662

In the first quarter of 2007 our total net sales increased significantly by € 3.0 million, or 7.0%, from € 43.7 million to € 46.7 million.
Analysis of these numbers shows that we were able to increase sales in most of our segments. Only in the segment Asia we recorded a sales decrease by € 0.2 million from € 1.0 million to € 0.8 million. In Germany, our sales increased significantly by € 2.7 million, or 13.9%, from € 19.2 million to € 21.9 million. In the U. S. segment, we recorded a sales increase by € 0.3 million to € 11.2 million. This moderate increase was adversely affected by approximately € 1.0 million due to the bad exchange rate ratio resulting from the weak U.S. dollar. In the segment Europe (excluding Germany), too, the sales only increased slightly by 1.9%.
Following 44.0% in the first quarter of 2006, the percentage of sales in Germany was expanded and now stands at 46.8%. Thus, Germany continued to be the segment that accounted for the highest share of total sales. In the other segments the percentage of sales slightly decreased as the growth rates were not as high as in Germany.

Interim Management Report
Sales by Region
To provide additional information, the Company is also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended
	March 31,
K €	2007	2006

Net sales
Europe (excluding Germany)	14,423	12,810
Germany	13,393	12,150
United States	11,126	10,829
Asia	7,203	7,674
Rest of World	572	199

Total	46,717	43,662

This table, too, shows that we were able to increase our sales in the regions Europe (excluding Germany), Germany and the United States. In Europe (excluding Germany) and Germany the growth rates are double-digit with 12.6% and 10.2%, respectively. Due to the U.S. dollar weakness the increase in the United States was only 2.7%. Accounting for 30.9% of total sales, Europe (excluding Germany) continues to be the Company’s largest market.
Sales by Product
Sales by Product

	Three Months Ended
	March 31,
K €	2007	2006

Net sales
Turbopumps	21,430	19,653
Measurement/analysis equipment	10,912	11,870
Backing pumps	7,023	5,510
Service	6,324	5,855
Systems	877	631
Other	151	143

Total	46,717	43,662

Turbopumps continue to be the product group most important for Pfeiffer Vacuum. During the first three months of 2007, turbopumps generated total sales of € 21.4 million, representing an increase of € 1.8 million, or 9.0%, over the prior year. Turbopumps generated 45.9% of our total sales in the first quarter of 2007 (Q1/2006: 45.0%). The sales for backing pumps increased by € 1.5 million, or 27.5%, to € 7.0 million.

Interim Management Report
Thus, sales in backing pumps for the first time were higher than service sales (€ 6.3 million, Q1/2006: € 5.9 million), even though service sales increased by 8.0%. In contrast, sales in measurement/analysis equipment were down from € 11.9 million in the first quarter of 2006 to € 10.9 million in 2007. With 23.4% the percentage of sales in this segment continues to rank second (2006: 27.2%).
Order Intake and Order Backlog
New orders in the first three months of 2007 were € 54.7 million. As compared to the prior year’s period this represents an increase by € 9.6 million, or 21.3%. New orders in our core product, turbopumps, advanced by € 7.9 million, representing an increase of 39.1%. Thus, the total increase predominantly results from order intake in turbopumps. New orders for our backing pumps and service (€ 7.0 million and € 6.4 million, respectively) slightly increased by € 1.0 million or € 0.5 million as compared to the first quarter 2006. The book-to-bill ratio, the quotient of new orders and sales, stood at excellent 117% on March 31, 2007.
Orders on hand increased by € 2.7 million from € 30.9 million on March 31, 2006 to € 33.6 million on March 31, 2007. This development predominantly stemmed from orders on hand in turbopumps in the amount of € 26.5 million, up € 4.6 million from the previous year’s period. Orders on hand in backing pumps and service were flat to the prior year amounts whereas systems accounted for a € 1.9 million decrease. Compared to December 31, 2006, orders on hand as of March 31, 2007 increased by € 8.0 million, or 31.3%.
Contracts are only recorded as orders when they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Cost of Sales, Gross Profit and Gross Margin
In the first quarter of 2007, cost of sales amounted to € 23.4 million, up € 1.8 million, or 8.7%, from the previous year’s level (€ 21.6 million). This increase is primarily due to our raised sales. Despite permanent cost management in the production and the optimization of our purchase prices, increases in our commodity prices had an adverse effect on the cost of sales. Gross profit stands at € 23.3 million, up € 1.2 million from the previous year’s amount of € 22.1 million. Due to the fact that the percentage increase of cost of sales was higher than the percentage increase in sales, gross margin slightly decreased. But with 49.9%, this still represents an outstanding level (2006: 50.6%).

Interim Management Report
Selling and Marketing Expenses
Selling and marketing expenses totaled € 6.0 million as of March 31, 2006, and decreased to € 5.4 million in Q1 2007. This decline by € 0.6 million, or 9.2%, is mainly due the intensified marketing actions in the prior year. Relative to sales, the ratio decreased from 13.7% in the first quarter of 2006 to 11.6 % in 2007.
General and Administrative Expenses
With € 3.9 million in the first three months of 2007, our general and administrative expenses virtually remained at the previous year’s level of € 3.8 million. An expenses decline as a consequence of the omission of cost in connection with the implementation of Sarbanes-Oxley-Act was more than compensated by higher personnel expenses. Relative to sales, the ratio decreased from 8.7% to 8.4%.
Research and Development Expenses
With € 1.7 million, research and development expenses are up only marginally from the amount of € 1.6 million in the first quarter of 2006. Due to the increased sales, the percentage of sales of our research and development expenses declined slightly from 3.8% to 3.7%.
We will maintain the percentage of expenses allocated for research and development at a high level. We are dependent upon maintaining our technological edge in designing and manufacturing vacuum pumps, and invest in order to be able to continue to sustain our position on the world market, to expand our market shares and to open up new markets. All expenditures for research and development are expensed as they are incurred.
Operating Profit
In the first quarter of 2007, our operating profit amounted to € 12.2 million, up € 1.5 million, or 14.2%, from the previous year’s level of € 10.7 million. The EBIT margin, the ratio between operating profit and sales, too, was increased and stood at 26.2% as compared to 24.5% in the first three months of 2006.

Interim Management Report
Financial Income
Financial income predominantly comprises interest income and foreign exchange rate results. With net interest income of € 0.7 million and a virtually balanced foreign exchange rate result, the financial income for the first three months of 2007 was € 0.7 million. Net interest income of € 0.3 million and foreign exchange rate losses of € 0.3 million led to a balanced financial income in the first quarter of 2006.
Income Taxes
Our income tax rate totaled 38.0% in the three month period ended March 31, 2007 and 39.0% in 2006.
Net Income
Our net income as of March 31, 2007 was € 8.0 million as compared to € 6.5 million the comparative prior year period. This is an increase of € 1.5 million, or 22.7%. The return on sales (net of tax) amounted to outstanding 17.2% (2006: 15.0%).
Financial Position
Compared to December 31, 2006, the Company’s balance sheet total increased by € 10.1 million, or 6.0%, to € 178.8 million as of March 31, 2007. Our financial position on the asset side continues to be characterized by cash and cash equivalents, amounting to € 82.1 million or 45.9% of balance sheet total. Trade accounts receivable were up from € 23.9 million to € 24.5 million, mainly as a consequence of increased sales. Other major line items on the assets side are property, plant and equipment (€ 22.4 million, down € 0.5 million) and inventories (€ 17.3 million, up € 1.8 million). The higher level of inventories is to be seen in connection with higher orders on hand. With € 18.7 million, the investment securities remained virtually stable as compared to December 31, 2006.
As of March 31, 2007, total shareholders’ equity amounted to € 147.0 million. This represents an increase of € 8.0 million from the level on December 31, 2006. Our equity ratio is 82.2% and continues to enable us to finance our investments and operations without having to resort to bank debt. Other major line items on the liabilities side of the balance sheet relate to the provisions. They amount to € 24.8 million and thus account for 13.9% of the balance sheet total. Provisions are predominantly short-term liabilities.

Interim Management Report
Cash Flow
With € 7.2 million, the cash flow from operating activities is up € 2.0 million, or 36.4%, from the € 5.2 million for the first three months of 2006. One major reason was the € 1.5 million increase in net income. In contrast, the increase by € 0.7 million in receivables and other assets led to a higher cash usage.
In the first quarter of 2007, the cash used in investing activities totaled € 0.3 million, as compared to € 0.5 million in 2006.
Thus, total cash flow amounted to € 6.8 million and resulted in an increase by 9.0% to € 82.1 million in cash and cash equivalents. Further on, we are able to generate required cash from operating activities to financing our day-to-day business and investment projects.
Workforce
As of March 31, 2007, the Company employed a workforce of 675 people, 502 of them in Germany and 173 in other countries.
Workforce

	Germany		Other Countries		Total
			March 31,
	2007	2006	2007	2006	2007	2006

Manufacturing and Service	270	271	52	53	322	324
Research and Development	77	75	—	—	77	75
Sales and Marketing	103	103	99	98	202	201
Administration	52	58	22	29	74	87

Total	502	507	173	180	675	687

Workforce in Germany decreased slightly by 1.0% as compared to March 31, 2006.

Interim Management Report
Risk Report
During the first three months of the 2007 fiscal year, there were no changes in the risks as described in our Annual Report (Geschäftsbericht) and our Annual Report on Form 20-F for the year ended December 31, 2006. Both reports are available on our homepage at www.pfeiffer-vacuum.net.
Major Events in Fiscal 2007
Since the beginning of the 2007 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
The forecast for the world economic growth in 2007 is slightly below the worldwide growth in 2006. According to our assessment, growth in the vacuum industry will approximately parallel the development in 2006. Given our orders on hand and rising customer demand, we anticipate that our sales in 2007 will grow faster than the market. Due to the impact of the U.S. dollar exchange rate on our sales (a negative effect of € 1.0 million in Q1/2007) harmful consequences may occur which can not be evaluated.
Taking into account the said sales increases, we expect that profitability will remain in line with the last year’s level where the EBIT margin was 25.1%. Due to the uncertainties in the purchase markets, we stick to this forecast, even though the first quarter of 2007 has shown a better EBIT margin.

Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended
	March 31,
K €	2007	2006

Net sales	46,717	43,662
Cost of sales	(23,419)	(21,552)
Gross profit	23,298	22,110

Selling and marketing expenses	(5,418)	(5,968)
General and administrative expenses	(3,945)	(3,805)
Research and development expenses	(1,718)	(1,642)
Operating profit	12,217	10,695

Interest expense	(3)	(72)
Interest income	705	381
Foreign exchange (loss) gain	35	(273)

Income before income taxes	12,954	10,731

Income taxes	(4,923)	(4,185)

Net income	8,031	6,546

Thereof attributable to:
Pfeiffer Vacuum Technology AG shareholders	7,993	6,501
Minority interests	38	45

Earnings per ordinary share and ADR (in €)
Basic	0.90	0.75
Diluted	0.90	0.75
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	March 31,	December 31,
K €	2007	2006

ASSETS
Intangible assets	300	319
Property, plant and equipment	22,413	22,901
Investment properties	1,820	1,838
Investment securities	17,699	17,535
Prepaid pension cost	145	145
Deferred tax assets	5,582	5,585
Other assets	1,764	1,822
Total non-current assets	49,723	50,145

Inventories	17,304	15,520
Trade accounts receivable	24,528	23,934
Other accounts receivable	2,545	1,801
Prepaid expenses	1,151	449
Investment securities	1,000	1,000
Other current assets	410	467
Cash and cash equivalents	82,114	75,354
Total current assets	129,052	118,525

Total assets	178,775	168,670

SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity
Share capital	22,965	22,965
Additional paid-in capital	13,305	13,305
Retained earnings	112,262	104,269
Other equity components	1,496	1,520
Treasury shares	(3,722)	(3,722)
Equity of Pfeiffer Vacuum Technology AG shareholders	146,306	138,337
Minority interests	661	635
Total equity	146,967	138,972

Deferred tax liabilities	313	308
Provisions for pensions	4,104	3,859
Total nun-current liabilities	4,417	4,167

Trade accounts payable	3,950	4,428
Other accounts payable	1,266	2,571
Provisions	16,022	13,564
Income tax liabilities	4,667	3,420
Customer deposits	1,486	1,548
Total current liabilities	27,391	25,531

Total shareholders’ equity and liabilities	178,775	168,670
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

	Equity of Pfeiffer Vacuum Technology AG Shareholders
		Additional
		Paid-in	Retained	Other Equity	Treasury		Minority
K €	Share Capital	Capital	Earnings	Components	Shares	Total	Interests	Total Equity

Balance on January 1, 2006	22,504	5,819	86,377	(833)	(2.438)	111,429	569	111,998
Cumulative translation adjustments	—	—	—	(380)	—	(380)	—	(380)
Net results from cash flow hedges	—	—	—	212	—	212	—	212
Earnings recorded directly in equity	—	—	—	(168)	—	(168)	—	(168)
Net income	—	—	6,501	—	—	6,501	45	6,546
Total earnings for the period	—	—	6,501	(168)	—	6,333	45	6,378
Employee participation program	—	116	—	—	—	116	—	116
Balance on March 31, 2006	22,504	5,935	92,878	(1,001)	(2,438)	117,878	614	118,492

Balance on January 1, 2007	22,965	13,305	104,269	1,520	(3,722)	138,337	635	138,972
Cumulative translation adjustments	—	—		(171)	—	(171)	(12)	(183)
Net results from cash flow hedges	—	—		(14)	—	(14)	—	(14)
Revaluation available-for-sale securities	—	—		161	—	161	—	161
Earnings recorded directly in equity	—	—		(24)	—	(24)	(12)	(36)
Net income	—	—	7,993	—	—	7,993	38	8,031
Total earnings for the period	—	—	7,993	(24)	—	7,969	26	7,995
Balance on March 31, 2007	22,965	13,305	112,262	1,496	(3,722)	146,306	661	146,967

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Three months ended March 31,
K €	2007	2006

Cash flow from operating activities:
Net income	8,031	6,546
Depreciation and amortization	794	761
Other-non cash income and expenses	412	228
Effects of changes in assets and liabilities:
Inventories	(2,030)	(2,283)
Receivables and other assets	(2,240)	(1,529)
Provisions, including pensions and income tax liabilities	4,011	25
Payables, other liabilities	(1,824)	1,497
Net cash provided by operating activities	7,154	5,245

Cash flow from investing activities:
Proceeds from disposals of fixed assets	42	8
Capital expenditures	(351)	(487)
Net cash used in investing activities	(309)	(479)

Effects of foreign exchange rate changes on cash and cash equivalents	(85)	(230)

Net increase in cash and cash equivalents	6,760	4,536

Cash and cash equivalents at beginning of period	75,354	61,651

Cash and cash equivalents at end of period	82,114	66,187
See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1. The Company and Basis of Presentation
The parent company within the Pfeiffer Vacuum Group (“the Company” or “Pfeiffer Vacuum”) is Pfeiffer Vacuum Technology AG, domiciled at Berliner Strasse 43, 35614 Asslar, Germany. Pfeiffer Vacuum Technology AG is a stock corporation organized under German law and recorded in the Register of Companies at the Local Court of Wetzlar under Number HRB 44. The Company is listed on the Deutsche Börse Stock Exchange in Frankfurt am Main, Germany, where it is included in the TecDAX index. Additionally, the Company’s American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (NYSE) in the United States.
Pfeiffer Vacuum is one of the leading full-line vacuum technology manufacturers, offering custom solutions for a wide range of needs in connection with the generation, control and measurement of vacuum. The products developed and manufactured at the Company’s production facility in Asslar, Germany, include turbopumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as custom vacuum systems and components.
Pfeiffer Vacuum markets and distributes its products through its own network of sales companies and independent marketing agents. Moreover, there are service support centers in all major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU). This includes the International Accounting Standards (IAS), which continue to retain their validity, and the interpretations of the Standing Interpretations Committee (SIC).
Pfeiffer Vacuum prepares its Consolidated Interim Report (“Interim Report”) in euros (€). Unless otherwise indicated, the presentation is in thousands of euros (K €).
2. Accounting and Valuation Methods
In preparing this interim report as of March 31, 2007, IAS 34 “Interim Financial Reporting” was applied. In doing so, the same accounting and valuation methods as in the Consolidated Financial Statements for the fiscal year ended December 31, 2006 were used. Please refer to the detailed description of these methods in the Notes to the Consolidated Financial Statements 2006, which are available in the internet at www.pfeiffer-vacuum.net.

Notes to the Interim Financial Statements (unaudited)
In 2007 there were no changes in the consolidated companies. Nor are there any investments in jointly controlled entities or investments in associated companies or investments in companies controlled pursuant to the rules of SIC 12 “Special Purpose Entities.”
3. Property, Plant and Equipment
Property, plant and equipment comprise the following:
Property, Plant and Equipment

	March 31,	December 31,
K €	2007	2006

Land and buildings	15,315	15,560
Technical equipment and machinery	3,790	3,085
Other equipment, factory and office equipment	3,281	3,469
Construction in progress	27	787
Total property, plant and equipment	22,413	22,901
4. Investment Securities
The Company holds fixed-income securities in the total amount of € 6.0 million which are classified as held-to-maturity and therefore carried at amortized cost. Fixed-income securities in the amount of € 1.0 million are shown as current assets due to the maturity in 2007. The portfolio of equity securities is categorized as available-for-sale with changes in fair value being recorded directly in equity. In 2007 the fair value increased by € 0.2 million to € 12.7 million.
5. Inventories
Inventories consist of the following:
Inventories

	March 31,30,	December 31,
K €	2007	2006

Raw materials	6,602	6,132
Work-in-process	5,166	4,590
Finished products	8,853	8,116
Reserves	(3,317)	(3,318)
Total inventories	17,304	15,520
The Company’s positive order situation connected with a high plant utilization led to increased inventories.

Notes to the Interim Financial Statements (unaudited)
6. Other Equity Components
The other equity components which do not impact the income statement, developed as follows:
Other Equity Components

		Foreign
	Unrealized	Currency	Revaluation of
	Gains/Losses	Translation	Available-for-
K €	on Hedges	Adjustments	Sale Securities	Total

Balance on January 1, 2006	(196)	(637)	—	(833)
Changes in fair value of cash flow hedges (net of tax)	212	—	—	212
Changes in foreign currency translation	—	(380)	—	(380)
Balance on March 31, 2006	16	(1.017)	—	(1.001)

Balance on January 1, 2007	259	(2.224)	3.485	1.520
Changes in fair value of cash flow hedges (net of tax)	(14)	—	—	(14)
Changes in foreign currency translation	—	(171)	—	(171)
Revaluation of securities classified as available-for-sale (net of tax)	—	—	161	161
Balance on March 31, 2007	245	(2,395)	3,646	1,496
7. Pension Benefits and Similar Obligations
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended
	March 31,
K €	2007	2006

Service cost	212	296
Interest cost	575	561
Expected return on assets	(521)	(478)
Net pension cost	266	379

Notes to the Interim Financial Statements (unaudited)
8. Warranty
Warranty provisions developed as follows:
Warranty Provisions

	Three months ended
	March 31,
K €	2007	2006

Balance at beginning of period	1,929	2,887
Currency changes	(7)	(15)
Additions	101	364
Utilization	(31)	(217)
Releases	(67)	—
Balance at end of period	1,925	3,019
9. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:
Earnings* per Ordinary and Diluted Share and ADR

	Three months ended
	March 31,
	2007	2006

Numerator:
Net income (in thousands €)	7,993	6,501

Denominator:
Denominator for basic earnings per share (weighted-average shares)	8,843,524	8,690,524

Effect of dilutive securities:
Convertible bonds	—	31,352
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,843,524	8,721,876

Earnings per share and ADR (in €)
Basic	0.90	0.75
Diluted	0.90	0.75
* Attributable to Pfeiffer Vacuum Technology AG shareholders

Notes to the Interim Financial Statements (unaudited)
10. Segment Information
Segment Reporting as of March 31, 2007

		Europe
		(excluding		Rest of	Others/
K €	Germany	Germany)	US	World	Eliminations	Total

Net sales	39,573	12,806	11,247	1,052	(17,961)	46,717
Third party	21,888	12,788	11,218	823	—	46,717
Intercompany	17,685	18	29	229	(17,961)	—
Operating profit	10,172	1,038	914	170	(77)	12,217
Financial income	—	—	—	—	737	737
Income before income taxes	10,172	1,038	914	170	660	12,954
Segment assets	131,683	20,539	23,353	3,200	—	178,775
Segment liabilities	23,188	6,350	1,749	521	—	31,808
Capital expenditures:
Property, plant and equipment	274	28	—	3	—	305
Intangible assets	46	—	—	—	—	46
Depreciation*	639	62	16	12	—	729
Amortization	63	2	—	—	—	65
Segment Reporting as of March 31, 2006

		Europe
		(excluding		Rest of	Others/
K €	Germany	Germany)	US	World	Eliminations	Total

Net sales	35,677	12,597	10,823	1,283	(16,718)	43,662
Third party	19,209	12,549	10,869	1,035	—	43,662
Intercompany	16,468	48	(46)	248	(16,718)	—
Operating profit	8,774	1,055	608	209	49	10,695
Financial income					36	36
Income before income taxes	8,774	1,055	608	209	85	10,731
Segment assets	102,048	20,724	21,277	2,989	—	147,038
Segment liabilities	19,831	5,974	2,279	462	—	28,546
Capital expenditures:
Property, plant and equipment	252	64	94	4	—	414
Intangible assets	67	6	—	—	—	73
Depreciation*	593	77	24	16	—	710
Amortization	45	6	—	—	—	51
* Including investment properties

Notes to the Interim Financial Statements (unaudited)
11. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate was 38.0 % for the first three months of 2007 and 39.0 % for the first three months of 2006.
12. Management Board
In its meeting on March 26, 2007, the Supervisory Board of Pfeiffer Vacuum Technology AG appointed Dr. Matthias Wiemer as new Management Board member for the Company with effect from April 1, 2007. Within the Management Board Dr. Wiemer is responsible for Sales and Research & Development.
13. Major Related Party Transactions
Besides the transactions with the subsidiaries that are eliminated during the consolidation process and the regular compensation of Management Board members, no important transactions with related parties occurred in the first quarter of 2007.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
May 2, 2007
PFEIFFER VACUUM TECHNOLOGY AG
By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer
By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer
By: /s/ Dr. Matthias Wiemer

Dr. Matthias Wiemer
Member of the Management Board

Additional Information
Financial Calendar 2007
•	Annual Shareholders Meeting Thursday, May 31, 2007

•	2nd Quarter 2007 (1st Half Year) Results Tuesday, August 7, 2007

•	3rd Quarter 2007 (9-Months) Results Tuesday, November 6, 2007
Contacts

Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone:	+49 (0) 6441 802-314
Fax:	+49 (0) 6441 802-365
mailto:Gudrun.Geissler@pfeiffer-vacuum.de www.pfeiffer-vacuum.net

Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone:	+49 (0) 6441 802-169
Fax:	+49 (0) 6441 802-883
mailto:Sabine.Trylat@pfeiffer-vacuum.de www.pfeiffer-vacuum.net